
02005377

MMISSION

Washington D.C.

CM 2/28

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29682

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

f 3/4/02

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M.H. Davidson & Co., L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

885 Third Avenue, Suite 3300

(No. and Street)


SEC MAIL PROCESSING
RECEIVED
FEB 2 5 2002
352
SECTION

New York	NY	10022-4834
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Levart (212) 446-4020

(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP

(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

BD 3/20

OATH OR AFFIRMATION

I, Tim Levart swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.H. Davidson & Co., L.L. C., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

GAIL I. HARTMAN
Notary Public, State of New York
No. 31-4891452
Qualified in New York County
Commission Expires May 4, 2003

Notary Public

Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Members' Equity.
- [ ] (f) Statement of Changes in Cash Flows.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants




RECEIVED
FEB 25 2002
352

INDEPENDENT AUDITOR'S REPORT

To the Members of
M. H. Davidson & Co., L.L.C.

We have audited the accompanying statement of financial condition of M. H. Davidson & Co., L.L.C. (a limited liability company) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of M. H. Davidson & Co., L.L.C. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 11, 2002

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggk.com




SEC MAIL PROCESSING
RECEIVED
FEB 25 2002
352
WASH. D.C.
SECTION

M. H. DAVIDSON & CO., L.L.C.
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

M. H. DAVIDSON & CO., L.L.C.
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS	
Cash (Note 5)	$ 25,012
Securities Owned - at market value (Notes 1, 2, 5 and 8)	215,348
Receivable from Clearing Broker (Note 5)	6,640,014
Furniture, Office Equipment and Leasehold Improvements - at cost, less accumulated depreciation and amortization of $325,834	451,260
Other Assets	190,589
Total Assets	$7,522,223
LIABILITIES AND MEMBERS' EQUITY	
Liabilities - accrued expenses and other liabilities (Note 8)	$4,749,957
Commitment and Contingencies (Notes 4 and 8)	
Members' Equity	2,772,266
Total Liabilities and Members' Equity	$7,522,223

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

M. H. Davidson & Co., L.L.C. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company acts as an introducing broker and investment advisor to several affiliated private investment partnerships for which it earns commissions and management fees.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

Purchases and sales of securities and related revenue and expenses are recorded on a trade-date basis.

Securities owned are valued at market and the resulting unrealized gains and losses are reflected in income.

2. SECURITIES OWNED:

Marketable securities owned consist of investment securities at market value, as follows:

Obligations of U.S. government*	$ 87,366
Mutual funds*	106,982
Warrants	21,000
	$215,348

*Collateral for letter of credit

3. INCOME TAXES:

A limited liability company is not a taxpaying entity. Each Member is individually responsible for his share of the Company's income or loss for income tax reporting purposes. Accordingly, there is no provision for federal and state income taxes on the Company. However, the Company is liable for NYC Unincorporated Business tax.

4. CONTINGENCIES:

Pursuant to an agreement between the Company and its clearing broker, this broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete security transactions.

5. CONCENTRATIONS:

The clearing and depository operations for the Company's security transactions are provided by one broker. At December 31, 2001, all of the securities owned and the amount receivable from clearing broker reflected in the statement of financial condition are security positions with and amounts due from this clearing broker.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts.

6. NET CAPITAL REQUIREMENT:

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2001, the Company had net capital of $1,907,900, which exceeded the requirement by $1,591,236.

7. RELATED PARTY TRANSACTIONS:

The Company has management agreements with investment partnerships affiliated with Members of the Company. Pursuant to these agreements, the Company makes available its facilities and employees to provide investment advisory, administrative, brokerage and other services. In consideration for the services provided, the Company receives management fees based on a percentage of the investment partnerships' capital and commissions. Included in other assets at December 31, 2001 are management fees in the amount of $15,650.

8. COMMITMENT:

The Company occupies office space under a noncancelable operating lease agreement expiring in 2007. The lease contains provisions for escalations based on certain costs incurred by the landlord. The future aggregate minimum rentals under these leases are as follows:

Year ending December 31,	
2002	$ 475,730
2003	482,138
2004	495,756
2005	503,605
2006	512,898
Thereafter	86,622
	$2,556,749

The lease provides for various free rent periods throughout the term of the agreement. As a result, rent expense recognized annually using the straight-line method will differ from actual rent paid. Included in the statement of financial condition under accrued expenses and other liabilities is approximately $239,062 of deferred rent arising from such differences.

The Company maintains a secured letter of credit in the amount of $172,000 to satisfy certain terms of the lease agreement. The letter of credit is collateralized by securities with a carrying value of $194,348.




SEC MAIL PROCESSING
RECEIVED
FEB 25 2002
352
WASH. D.C.
SECTION

M. H. DAVIDSON & CO., L.L.C.
(a limited liability company)

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2001

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants


RECEIVED
2 5 2002
PROCESSING
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 29682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M.H. Davidson & Co., L.L.C.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

885 Third Avenue, Suite 3300

(No. and Street)

New York	NY	10022-4834
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Levart (212) 446-4020

(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP

(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

OATH OR AFFIRMATION

I, Tim Levart swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.H. Davidson & Co., L.L. C., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

GAIL I. HARTMAN
Notary Public, State of New York
No. 31-4891452
Qualified in New York County
Commission Expires May 4, 2003

Notary Public

Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Members' Equity.
- [x] (f) Statement of Changes in Cash Flows.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

M. H. DAVIDSON & CO., L.L.C.
(a limited liability company)

CONTENTS
December 31, 2001



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants



INDEPENDENT AUDITOR'S REPORT

To the Members of
M. H. Davidson & Co., L.L.C.

We have audited the accompanying statement of financial condition of M. H. Davidson & Co., L.L.C. (a limited liability company) as of December 31, 2001 and the related statements of income, changes in Members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. H. Davidson & Co., L.L.C. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



GOLDSTEIN GOLUB KESSLER LLP

February 11, 2002

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggk.com

M. H. DAVIDSON & CO., L.L.C.
(a limited liability company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2001	
Members' equity at beginning of year	$1,735,346
Net income	1,036,920
Members' equity at end of year	$2,772,266

See Notes to Financial Statements

M. H. DAVIDSON & CO., L.L.C.
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS	
Cash (Note 5)	$ 25,012
Securities Owned - at market value (Notes 1, 2, 5 and 8)	215,348
Receivable from Clearing Broker (Note 5)	6,640,014
Furniture, Office Equipment and Leasehold Improvements - at cost, less accumulated depreciation and amortization of $325,834	451,260
Other Assets	190,589
Total Assets	$7,522,223
LIABILITIES AND MEMBERS' EQUITY	
Liabilities - accrued expenses and other liabilities (Note 8)	$4,749,957
Commitment and Contingencies (Notes 4 and 8)	
Members' Equity	2,772,266
Total Liabilities and Members' Equity	$7,522,223

See Notes to Financial Statements

STATEMENT OF INCOME

Year ended December 31, 2001

Revenue:	
Management fees (Note 7)	$13,316,125
Commissions (Note 7)	1,495,155
Interest	143,233
Net gain from principal transactions in securities	4,711
Total revenue	14,959,224
Expenses:	
Employee compensation and benefits	8,867,711
Clearing fees	672,020
Occupancy (Note 8)	497,249
Professional fees	1,633,854
Communications	694,933
Other	1,456,872
Total expenses	13,822,639
Income before provision for income taxes	1,136,585
Provision for income taxes (Note 3)	99,665
Net income	$ 1,036,920

See Notes to Financial Statements

M. H. DAVIDSON & CO., L.L.C.
(a limited liability company)

STATEMENT OF CASH FLOWS

Year ended December 31, 2001	
Cash flows from operating activities:	
Net income	$ 1,036,920
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	107,758
(Increase) decrease in operating assets:	
Securities owned	79,033
Receivable from clearing broker	(4,395,070)
Other assets	69,123
Increase in operating liabilities:	
Accrued expenses and other liabilities	1,842,695
Net cash used in operating activities	(1,259,541)
Cash flows used in investing activity - purchase of furniture, office equipment and leasehold improvements	(295,661)
Net decrease in cash	(1,555,202)
Cash at beginning of year	1,580,214
Cash at end of year	$ 25,012

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	$ 135,000

See Notes to Financial Statements

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

M. H. Davidson & Co., L.L.C. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company acts as an introducing broker and investment advisor to several affiliated private investment partnerships for which it earns commissions and management fees.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

Purchases and sales of securities and related revenue and expenses are recorded on a trade-date basis.

Securities owned are valued at market and the resulting unrealized gains and losses are reflected in income.

2. SECURITIES OWNED:

Marketable securities owned consist of investment securities at market value, as follows:

Obligations of U.S. government*	$ 87,366
Mutual funds*	106,982
Warrants	21,000
	$215,348

*Collateral for letter of credit

3. INCOME TAXES:

A limited liability company is not a taxpaying entity. Each Member is individually responsible for his share of the Company's income or loss for income tax reporting purposes. Accordingly, there is no provision for federal and state income taxes on the Company. However, the Company is liable for NYC Unincorporated Business tax.

4. CONTINGENCIES:

Pursuant to an agreement between the Company and its clearing broker, this broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete security transactions.

5. CONCENTRATIONS:

The clearing and depository operations for the Company's security transactions are provided by one broker. At December 31, 2001, all of the securities owned and the amount receivable from clearing broker reflected in the statement of financial condition are security positions with and amounts due from this clearing broker.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts.

6. NET CAPITAL REQUIREMENT:

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2001, the Company had net capital of $1,907,900, which exceeded the requirement by $1,591,236.

7. RELATED PARTY TRANSACTIONS:

The Company has management agreements with investment partnerships affiliated with Members of the Company. Pursuant to these agreements, the Company makes available its facilities and employees to provide investment advisory, administrative, brokerage and other services. In consideration for the services provided, the Company receives management fees based on a percentage of the investment partnerships' capital and commissions. Included in other assets at December 31, 2001 are management fees in the amount of $15,650.

8. COMMITMENT:

The Company occupies office space under a noncancelable operating lease agreement expiring in 2007. The lease contains provisions for escalations based on certain costs incurred by the landlord. The future aggregate minimum rentals under these leases are as follows:

Year ending December 31,	
2002	$ 475,730
2003	482,138
2004	495,756
2005	503,605
2006	512,898
Thereafter	86,622
	$2,556,749

The lease provides for various free rent periods throughout the term of the agreement. As a result, rent expense recognized annually using the straight-line method will differ from actual rent paid. Included in the statement of financial condition under accrued expenses and other liabilities is approximately $239,062 of deferred rent arising from such differences.

Rent expense charged to operations amounted to $485,532 for the year ended December 31, 2001.

The Company maintains a secured letter of credit in the amount of $172,000 to satisfy certain terms of the lease agreement. The letter of credit is collateralized by securities with a carrying value of $194,348.

M. H. DAVIDSON & CO., L.L.C.
(a limited liability company)

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2001

Credits:	
Members' equity	$2,772,266
Debits:	
Furniture, office equipment and leasehold improvements	451,260
Other assets	405,937
Net capital before haircuts on securities positions	1,915,069
Haircuts and undue concentration on securities positions	7,169
Net capital per rule 15c3-1	1,907,900
Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $4,749,957 or $100,000	316,664
Excess net capital	$1,591,236
Ratio of aggregate indebtedness to net capital	2.49 to 1
Aggregate indebtedness - accrued expenses and other liabilities	$4,749,957

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.